China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

September 17, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc. Amendment No. 7 to Registration Statement on Form F-1
Filed August 17, 2018
File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 13, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on August 17, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 7.

Amendment No. 6 to Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Year Ended March 31, 2018 Compared to the Year Ended March 31, 2017

General and Administrative Expenses, page 45

1.	We note your disclosure of the line item expenses within general and administrative expenses that increased from March 31, 2017 to March 31, 2018, however you do not explain the underlying reason(s) for the increases. For example, we note clinic consulting service expenses increased $240,334 in 2018 from 2017 but you do not disclose what occurred in the Company's operations to cause the increase. Please revise to provide additional details concerning these line item increases.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 45 to explain the underlying reasons for increase in general and administrative expenses from March 31, 2017 to March 31, 2018.

Related Party Transactions, page 74

2.	Please restore the related party transactions that occurred in the fiscal year ended March 31, 2016. Please refer to the time periods required by Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has added the disclosure about the related party transaction that occurred in the fiscal year ended March 31, 2016 on Page 74.

General

3.	Please revise the registration statement throughout to update information as of the most recent practicable date. For example, we note the number of employees on page 62 and your principal shareholder information on page 72 is as of December 4, 2017.

Response: In response to the Staff’s comment, the company revised its disclosure throughout the registration statement to update information as of the most recent practicable date.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Feng Zhou
Feng Zhou CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC